FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-40603
PROSPECTUS

                                   [LOGO]
                                                           [TECHNOLOGY ICON]

                               fonix corporation
                               2,252,338 Shares
                  Common Stock, par value $.0001 per share

     This Prospectus relates to 2,252,338 shares of Common Stock, $.0001 par value, (the "Shares") of fonix corporation, a Delaware corporation (the "Company", the "Registrant" or "fonix") consisting of: (i) 1,379,361 shares issuable upon conversion of 187,500 shares of 5% Series C Convertible Preferred Stock (the "Series C Preferred"), (ii)277,639 shares issuable upon payment of stock dividends on the Series C Preferred, (iii) 200,000 shares underlying Common Stock Purchase Warrants exercisable at any time before October 24, 2000 at the per share exercise price of $7.18 (the "Series C Warrants"), (iv) 175,000 shares underlying a Common Stock Purchase Warrant exercisable at any time before October 24, 2002 at the per share exercise price of $7.48 (the "Series B Warrant") (the Series C Warrants and the Series B Warrant are referred to collectively herein as the "Warrants"), (v) 186,441 shares issuable upon conversion of 27,500 shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred") issued and outstanding as of November 17, 1997, (vi) 15,000 shares issuable upon exercise of Common Stock purchase warrants issuable on April 24, 1998 and October 24, 1998 (the "1998 Warrants"), and (vii) 18,897 shares issuable upon payment in stock of dividends accrued on the Series B Preferred, all of which convertible securities are owned of record by three selling stockholders (the "Selling Stockholders") and are convertible or exercisable as described in the "Selling Stockholders" and "Plan of Distribution" sections of the Prospectus. The Series C Preferred, the Series C Warrants, the Series B Warrants and, to the extent issued prior to the effective date of the registration statement of which this Prospectus is part, the Shares issued upon conversion of the Series C Preferred, the Series C Warrants and the Series B Warrant were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof and the rules and regulations promulgated thereunder. The Shares are being registered by the Company pursuant to Registration Rights Agreements between the Company and the Selling Stockholders as a condition to the Selling Stockholders' acquisition of the Series C Preferred and/or the Company's Series B Preferred Stock (the "Series B Preferred"), the Series C Warrants and the Series B Warrant. All Shares to be registered hereby are to be offered by the Selling
Stockholders, and the Company will receive no proceeds from the sale of such Shares. The Company will, however, receive the amount of any cash exercise of the Warrants and the 1998 Warrants. The Shares may be offered by the Selling Stockholders, or by their pledgees, donees, transferees or other successors in interest, from time to time on the Nasdaq SmallCap Market, in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. See "Selling Stockholders" and "Plan of Distribution." The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments which such Selling Stockholders may be required to make in respect thereof. See "Plan of Distribution". The Company will bear certain expenses incurred in effecting the registration of the Shares. Notwithstanding the inclusion in this Prospectus of the Shares, the Selling Stockholders have no obligation to sell any or all of the Shares.

     The Company's Common Stock, par value $.0001 per share, is listed on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") and traded on the Nasdaq SmallCap Market. The last reported bid price of the Common Stock on the Nasdaq SmallCap Market on November 14, 1997 was $6.6875 per share.

     The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

THE SHARES HAVE NOT BEEN REGISTERED FOR SALE BY THE SELLING STOCKHOLDERS UNDER THE SECURITIES LAWS OF ANY STATE AS OF THE DATE OF THIS PROSPECTUS. BROKERS OR DEALERS EFFECTING TRANSACTIONS IN THE SHARES SHOULD CONFIRM THE REGISTRATION

THEREOF UNDER THE SECURITIES LAWS OF THE STATES IN WHICH SUCH TRANSACTIONS OCCUR, OR THE EXISTENCE OF AN EXEMPTION FROM REGISTRATION.

          THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                      ______________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                  COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                         THE CONTRARY IS A CRIMINAL OFFENSE.
                              _____________________

----------------------------------------------------------------------------------------------------------------------
                                 Price to Public           Underwriting Discounts and         Proceeds to Issuer or
                                                                  Commissions (1)                 Other Persons
----------------------------------------------------------------------------------------------------------------------

Per Unit                       $         6.6875 (2)                      0                              0 (3)
Total                          $     15,062,510 (2)                      0                              0 (3)
----------------------------------------------------------------------------------------------------------------------

  (1)  None, to the Company's knowledge.

  (2) Based on the closing bid price of the Company's Common Stock as reported on the Nasdaq SmallCap Market on November 14, 1997. Represents estimate of price to public, assuming sales of all Shares at closing bid price as of November 14, 1997. The actual price at which the securities covered by this Prospectus may be offered to the public may vary and could be substantially different. See "Selling Stockholders".

  (3) The Company will receive none of the proceeds of sales of the securities offered by this Prospectus. The Company can provide no estimate of the proceeds the Selling Stockholders would receive upon sales of the securities offered by this Prospectus. See "Selling Stockholders" and "Plan of Distribution".




        The date of this Prospectus is December 19, 1997.

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                      AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"). The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants filed electronically with the Commission. The Common Stock of the Company is traded on the Nasdaq SmallCap Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, supplements, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares, reference is made to the Registration Statement. Statements contained in this Prospectus regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission at prescribed rates.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents and materials filed by the Company with the Commission are incorporated herein by reference:

(i) The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996, filed with the Commission on April 15, 1997;

(ii) Amendment No. 1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, filed with the Commission on September 8, 1997;

(iii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Commission on May 15, 1997;

(iv) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed with the Commission on August 14, 1997;

(v) Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed with the Commission on September 8, 1997;

(vi) Amendment No. 2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed with the Commission on September 29, 1997;

(vii) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed with the Commission on November 14, 1997;

(viii) The Company's Current Report on Form 8-K, dated March 13, 1997, filed with the Commission on March 19, 1997;

(ix) The Company's Current Report on Form 8-K, dated March 24, 1997, filed with the Commission on March 31, 1997;

(x) The Company's Current Report on Form 8-K, dated October 27, 1997, filed with the Commission on October 27, 1997;

(xi) The Company's Definitive Proxy Statement on Schedule 14A filed with the Commission on May 15, 1997;

(xii) Amendment No. 1 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, filed with the Commission on April 15, 1997;

(xiii) Amendment No. 1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1995, filed with the Commission on April 15, 1997;

(xiv) Amendment No. 1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996, filed with the Commission on April 15, 1997;

(xv) Amendment No. 1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996, filed with the Commission on April 15, 1997;

(xvi) Amendments Nos. 1, 2 and 3 to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996, filed with the Commission on January 22, 1997, January 24, 1997 and April 15, 1997, respectively; and

(xvii) The description of the Company's Common Stock included in the Company's Registration Statement on Form 8-A, as filed with the Commission on April 1, 1994.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Shares registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). All such requests shall be directed to: fonix corporation, 1225 Eagle Gate Tower, 60 East South Temple Street, Salt Lake City, Utah 84111, Attention: Jeffrey N. Clayton, Esq., Telephone: (801) 328-0161. The Company maintains a World Wide Web site that contains certain of the documents incorporated by reference herein. The address of the Company's web site is http://www.fonix.com. Alternatively, certain of the documents incorporated herein by reference are available at the Commission's World Wide Web site at http://www.sec.gov.
                      _____________________

        SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

  Certain statements in this Prospectus and in the documents incorporated herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements. These factors include those set forth in "Risk Factors" herein.






           [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                        PROSPECTUS SUMMARY

  The following summary information is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or incorporated herein by reference and the financial statements which are incorporated herein by reference.

THE COMPANY.........................fonix  corporation (the "Company") is a development stage company engaged in
                                    research and development of certain
                                    proprietary automatic computer voice
                                    recognition technologies and related
                                    technologies.   The Company's present
                                    marketing direction is to focus on
                                    licensing its technologies to and
                                    entering into co-development
                                    relationships and strategic alliances
                                    with third parties that are participants in the horizontal computer industry (including producers of application software, operating systems, computers and microprocessor chips) or are research and development entities, including academia, government, industry and commercial speech product developers. The Company intends for the foreseeable future to generate revenues from such licensing royalties and strategic partnerships and alliances, rather than from the direct manufacture of products incorporating the Company's proprietary technologies. The Company to date has not generated revenues from operations and has not entered into any licensing agreements or strategic alliances or partnerships.
                                    See "The Company".

RISK FACTORS........................Any investment in the Shares  involves substantial risk.  See "Risk Factors".

SECURITIES OFFERED..................2,252,338 shares of the Company's Common
                                    Stock, par value $.0001 per share, that
                                    are issuable by the Company to the
                                    Selling Stockholders upon the conversion of the Series C Preferred, the Series B Preferred, the exercise of the Warrants or the payment in stock of dividends on the Series C Preferred or the Series B Preferred.

OFFERING PRICE......................All or part of the Shares offered hereby may  be  sold  from time to time in
                                    amounts and on terms to be determined by the Selling Stockholders at the time of sale. See "Plan of Distribution".

USE OF PROCEEDS.....................The Company will  receive no part of the proceeds from the sale of the Shares
                                    registered pursuant to this Registration
                                    Statement.  The Company will, however,
                                    receive certain proceeds as a result of
                                    the exercise, if any, of the Warrants.

SELLING STOCKHOLDERS................The Shares  being  offered  hereby are being  offered for the account of the
                                    Selling Stockholders specified under the caption "Selling Stockholders".

ADDRESS AND TELEPHONE NUMBER
OF THE COMPANY......................1225 Eagle Gate Tower, 60 East South
                                    Temple Street, Salt Lake City, Utah
                                    84111.  Tel. (801) 328-0161

NASDAQ SMALLCAP MARKET
TRADING SYMBOL......................"FONX"

                           RISK FACTORS

AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY PERSONS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. IN CONNECTION WITH THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THE COMPANY IS HEREBY IDENTIFYING IMPORTANT FACTORS THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN FORWARD-LOOKING STATEMENTS OF THE COMPANY MADE BY OR ON BEHALF OF THE COMPANY. THE COMPANY ADVISES READERS NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS IN LIGHT OF THE RISKS AND UNCERTAINTIES TO WHICH THEY ARE SUBJECT. THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS.

  Substantial and Continuing Losses; Accumulated Deficit.   Since
commencing its business of developing its automatic speech recognition technologies ("ASRT") and certain other proprietary technologies, including data compression and neural network design technologies (collectively the ASRT and such other related technologies are referred to in this Prospectus as the "Core Technologies"), the Company has had no revenues from operations. During each of the preceding three fiscal years, the Company has sustained ongoing losses associated with its research and development costs. The Company incurred a net loss of $7,829,508 for the year ended December 31, 1996 and a net loss applicable to Common Stock of $15,515,709 for the nine months ended September 30, 1997. The auditor's report in the fiscal 1996 financial statements includes an explanatory paragraph relating to the Company's ability to continue as a going concern. Losses of this magnitude are expected to continue for the near term and until such time as the
Company is able to complete licensing or co-development arrangements with third parties which produce revenues sufficient to offset losses associated with the Company's ongoing operating expenses, and there can be no assurance that the Company will achieve profitable operations or that profitable
operations will be sustained if achieved.   At December 31, 1996, the
Company's accumulated deficit was $19,841,807 and at September 30, 1997, the Company's accumulated deficit was $35,357,516. The Company anticipates incurring substantial research and development expenses for the foreseeable future, which will require substantial amounts of additional cash on an ongoing basis. The Company must continue to secure additional financing to complete its research and development activities, and to seek and engage in negotiations with potential strategic alliance partners and otherwise market its technology to industry segments that can incorporate the Company's technologies into their products. The Company believes that the cash generated to date from its financing activities and the Company's ability to raise cash in future financing activities will be sufficient to satisfy its working capital requirements through the next twelve-month period. However, there can be no assurance that this assumption will prove to be accurate or that events in the future will not require the Company to obtain additional financing sooner than presently anticipated or preclude the Company from receiving necessary additional capital when and as needed. To the extent that the Company's future financing activities involve the issuance of equity securities or securities convertible into equity securities, additional dilution to the interests of the Company's stockholders will result. Although the Company continues to investigate several financing alternatives, including strategic partnerships, private, debt and equity financing and other sources in relation to its ongoing and research and development activities, there can be no assurance that the current levels of funding or additional funding will be available when needed, or if available will be on terms satisfactory to the Company. Failure to obtain additional financing could have a material adverse effect on the Company, including possibly requiring it to significantly curtail its operations. See December 31, 1996 Form 10-KSB "Item 1. Description of Business" and "Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations"; and September 30, 1997 Form 10-Q, as amended, Part I "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Development Stage of Core Technologies. While the Company generally is pleased with the progress made to date with respect to the research and development of its Core Technologies, currently there are no products incorporating the Core Technologies. As a development stage company, fonix intends to enter into revenue-generating licensing and co-development arrangements or strategic alliances with third parties. On November 14, 1997, the Company entered into a Master Agreement for Joint Collaboration
(the "Siemens Agreement") with Siemens Aktiengesellschaft ("Siemens") pursuant to which the Company and Siemens have agreed to pursue research and development of certain technologies related to the ASRT and the commercialization of such technologies for the telecommunications industry through a strategic alliance. The Siemens Agreement calls for the payment to the Company of royalty revenues when the Company and

Siemens have entered into a further agreement or agreements for the development of specific technologies, although there can be no assurance that such additional agreement or agreements will be entered into by the Company and Siemens. Other than the arrangement with Siemens, the Company has no licensing or co-development agreements with any third party. The Company presently anticipates that any products incorporating the Company's Core Technologies would be manufactured and marketed by such third party licensees and co-development and strategic alliance partners such as Siemens and therefore has no plans to manufacture products incorporating the ASRT for the foreseeable future. There can be no assurance that the Company will ever be able to license its Core Technologies or enter into co-development or strategic alliance agreements such that the Core Technologies or products based thereon will be commercially viable.

  Implementation of Business Strategy. The Company's business strategy is to achieve revenues through appropriate strategic alliances, co-development arrangements and license agreements. To date, the Company has not yet entered into any revenue-generating license, co-development or strategic relationships other than the Siemens Agreement. The Company's ability to implement its strategy fully over the long term, and the ultimate success of this strategy, are subject to a broad range of uncertainties and contingencies, many of which are beyond the Company's control. The Company may not be able to achieve the revenue growth it is seeking as a result of incompatibilities between its Core Technologies and the needs of third-party developers and manufacturers or an unwillingness of companies with existing
voice recognition products to integrate the Company's technologies.   In
addition, there can be no assurance that the Company will be able to enter into revenue-generating licensing or co-development arrangements or to implement strategic relationships, or, if entered into, that such strategic relationships will in fact further the implementation of the Company's business strategy.

  Unproven Market; Risks of New Technology. The market for speech recognition technologies is relatively new. The Company's Core Technologies are new and represent a significant departure from technologies which have already found a degree of acceptance in the nascent voice recognition marketplace. The financial performance of the Company will depend, in part, on the future development, growth and ultimate size of the market for voice recognition products generally, and products incorporating the Company's Core Technologies specifically. Products, if any, incorporating the Company's Core Technologies will compete with more conventional means of information processing (e.g., data entry or access by keyboard or touch-tone phone). The Company believes that there is a substantial potential market for products incorporating speaker-independent, natural language, continuous speech recognition technology with vocabulary contextually sufficient to be useful for general purpose consumer, commercial and industrial use, and capable of operating in real time with acceptable levels of accuracy. Nevertheless, there can be no assurance that any market for the Company's Core Technologies or for products incorporating the Company's Core Technologies will develop, or that the Company's technology will find general acceptance in the marketplace, or that sales of products incorporating the Core Technologies will be profitable. Accordingly, the Company is subject to all of the risks inherent in developing and marketing new products based on new technology, together with the risks associated with market acceptance of such technology, technological obsolescence, inappropriate and/or illegal intellectual property appropriation and inadequate funding to commence and/or sustain operations. Even if the Core Technologies are licensed and products incorporating such technologies are manufactured and marketed, the occurrence of warranty or product liability, or retraction of market acceptance due to product failure, excess product returns or failure of the products to meet market expectations could prevent the Company from achieving or sustaining profitable operations.

  Reliance on Strategic Partners The Company's strategy for commercialization of its Core Technologies depends, in part, upon the formation of strategic alliances and licensing arrangements. To date, the Company has formed only one strategic alliance, with Siemens, and the Company's ability to generate revenue in association with that alliance is subject to several factors, including the negotiation and execution of and performance under additional agreements with Seimens pertaining to the development and/or application of specific technologies. The Company anticipates that, in addition to the arrangement with Siemens, it will need to enter into additional strategic alliances or co-development arrangements with other parties to fully implement its business strategy, although the Company has not entered into any such additional arrangements to date.
There can be no assurance that the strategic alliance with Seimens will generate substantial royalty or license agreements or that the Company will be able to establish additional strategic alliance or licensing arrangements, or if established that any such additional arrangements or licenses will be on terms favorable to the Company, or that any strategic alliances or licensing arrangements ultimately will be successful.
Moreover, even under the Siemens arrangement or any additional licensing or co-development arrangements, if any are signed, the extent of revenues to the Company resulting from such agreements will depend on factors beyond the Company's control such as the timing and extent of manufacture of products incorporating the Company's Core Technologies, the scope of the marketing effort related to such products, the price of any product or products incorporating the Company's Core Technologies, and competition from new or existing products. Moreover, disputes may arise with respect to the ownership of and royalty or other payments for rights to any technology developed with strategic partners. These and other possible disagreements between strategic partners and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could require or result in litigation or arbitration, which could be time consuming and expensive, and which could have a material adverse effect on the Company's business, financial condition and results of operations.

  Competition and Technological Change. The computer hardware and software industries into which the Core Technologies would be incorporated are highly and intensely competitive. In particular, the speech recognition field and the computer voice and communications industries in which products employing the Company's Core Technologies would be incorporated are characterized by rapid technological change. Competition in the field of speech recognition is based largely on technological superiority. The development of new technology or material improvements to existing technologies by the Company's competitors may render the Company's technology obsolete. Accordingly, the success of the Company will depend upon its ability to continually enhance its Core Technologies to keep pace with or ahead of technological developments and to address the changing needs of the marketplace. Although the Company expects to continue to devote significant resources to research and development activities, there can be no assurance that these activities will allow the Company's Core Technologies to successfully be incorporated into marketable products or to keep pace with changing demands and needs of the marketplace. In addition, there can be no assurance that the introduction of products or technological developments by others will not have a material adverse effect on the Company's operations. Although the Company believes that its Core Technologies could beneficially be incorporated into most existing computer speech recognition applications based on traditional Hidden Markov Models ("HMMs") technology, several companies already manufacture and market computer speech recognition products against which products incorporating the Core Technologies would compete. Some, if not all, of those companies have greater experience in manufacturing and marketing speech recognition products, and many have far greater financial and other resources than the Company and/or its potential licensees and co-developers, as well as broader name-recognition, more-established technology reputations, and mature distribution channels for their products. One computer speech company, Dragon Systems, Inc., has recently introduced a continuous speech dictation product that could have the effect of desensitizing the market to new dictation products and increasing the installed base of products incorporating traditional voice recognition technologies. Additionally, as the market for automatic speech recognition expands and matures, the Company expects many more entrants into this already competitive arena. There can be no assurance that the distinguishing characteristics of the Core Technologies as completed and/or as may be enhanced in the future and any products employing such technology will be sufficient to allow the Company to successfully compete in the marketplace.

  Need for Additional Financing. The development of the Company's Core Technologies has required that fonix establish a substantial research and scientific infrastructure consisting of teams of experts in, among others, the fields of computer programming and design, electrical engineering and linguistics, as well as the assembly of certain specialized equipment and developmental and diagnostic software and hardware, some of which has been designed and built exclusively by the Company. The Company has consumed substantial amounts of cash to date in developing this infrastructure and in developing and refining its Core Technologies. During the year ended December 31, 1996, the Company incurred total research and development expenses in the amount of $4,758,012. During the nine months ended September 30, 1997, the Company incurred total research and development expenses of $4,715,650. The Company anticipates that its research and development expenditures will continue at present rates or increased rates for the foreseeable future. Even absent revenues from co-development or licensing agreements, the Company believes that existing cash and cash from anticipated financings will be sufficient to support the Company's operations for at least the next 12 months. The Company's actual future capital requirements, however, will depend on many factors, including further development of its Core Technologies, the Company's ability to enter into revenue-generating strategic alliance, co-development and licensing arrangements, the progress of the development, manufacturing and marketing efforts of the Company's strategic partners, if any, the level of the Company's activities relating to commercialization rights it may retain in its strategic alliance arrangements, competing technological and market developments, and the costs involved in enforcing patent claims and other
intellectual property rights.   In the event that substantial amounts of
additional financing are required, the Company does not believe it will be able to obtain such financing from traditional commercial lenders. Rather, the Company likely will have to conduct additional sales of its equity and/or debt securities. There can be no assurance that such additional financing will be available if and when, and in the amounts required, by the Company. Moreover, even if such financing is available if and when required, there can be no assurance that such financing will be obtained on terms that are favorable to the Company, and substantial and immediate dilution to existing stockholders likely would result from any sales of equity securities or other securities convertible into equity securities.
To the extent that the Company raises additional funds through strategic alliance and licensing arrangements, the Company may be required to relinquish rights to certain of its technologies, or to grant licenses on terms that are not favorable to the Company, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. In the event that adequate funds are not available when and as needed, the Company's business would be adversely affected.

  Nasdaq Stock Market Listing Requirements. The Company's Common Stock presently is listed on the Nasdaq SmallCap Market under the symbol "FONX". In order to maintain the continued listing on such market, the Company, like all companies listed on the Nasdaq SmallCap Market, is subject to certain minimum asset and capital and surplus requirements; specifically, the Company's capital and surplus as indicated on its financial statements prepared in accordance with generally accepted accounting principles must be at least $1,000,000, and the Company's total assets must be at least $2,000,000. Effective February 1998, companies with securities listed on the Nasdaq SmallCap market will be able to satisfy continued listing requirements by reference, among other factors, to such companies' total market capitalization. Nevertheless, until such rule changes take effect, the Company will continue to be subject to the asset and capital and surplus maintenance requirements referenced above. If the Company fails to meet such requirements, there can be no assurance that the Company's Common Stock will not be delisted from the Nasdaq SmallCap Market. If delisted, the Company's management believes that the Common Stock would continue to be traded in the over-the-counter market. Nevertheless, in such event, there can be no assurance that such delisting would not adversely affect the prevailing market price of the Common Stock or the general liquidity of an investment in the Company's Common Stock.

  Intellectual Property Protection. On June 17, 1997, the United States Patent and Trademark Office issued U.S. Patent No. 5,640,490 entitled "A User Independent, Real-time Speech Recognition System and Method" . The patent has a 20-year life running from the November 4, 1994 filing date, and has been assigned to the Company. However, there can be no assurance that such patent will be incontestable to a user with prior rights. The Company is unaware of any facts or circumstances suggesting that the Core Technologies or the Company's anticipated use thereof infringes or will infringe any third party intellectual property rights. Regardless of the foregoing, there can be no assurance that the Core Technologies will not infringe upon third party intellectual property rights, nor can there be any assurance that a third party will not assert that the Company has infringed its intellectual property rights, in which case the Company could be involved in protracted and costly litigation which could seriously impede the Company's development or otherwise adversely affect its operations. Additionally, attempts may be made to copy or reverse engineer aspects of the Core Technologies, or to obtain, use or exploit information or methods which the Company deems proprietary. Policing the use of the Core Technologies and perhaps infringing technology is difficult and expensive. Litigation or other action may be necessary in the future to protect the Company's proprietary rights and to determine the validity and scope of the proprietary rights of others. Such litigation or proceedings could result in substantial costs and diversions of resources and management's attention, and could have a material adverse impact upon the Company's business, operating results and financial condition. In addition to patents, the Company relies on proprietary technology that it closely guards as trade secrets. The Company has required nondisclosure and confidentiality agreements to be executed by its employees, potential licensees, and potential strategic alliance and co-development partners, and the Company expects to continue this requirement. However, there can be no assurance that such non-disclosure and confidentiality agreements will be legally enforceable or sufficient to maintain the secrecy of the Company's proprietary technology. Moreover, although the Company presently is seeking patent protection for certain additional technologies, there can be no assurance that such patents will issue or that the Company will be able to sufficiently protect any technologies developed by it in the future.

  Controlling Interest of Related Parties. Thomas A. Murdock, a director, executive officer and founding shareholder of the Company is the trustee of a voting trust into which is deposited a majority of the Company's issued and outstanding Common Stock, which effectively gives Mr. Murdock control of the Company. The Company believes that it will be controlled by Mr. Murdock, as the trustee of the voting trust and one of its founding shareholders, for the foreseeable future.

  Lack of Diversification of the Company's Business. The Company is not engaged in and does not intend to engage in any business other than the further development and marketing of its Core Technologies and related technologies.

  Dependence on Key Personnel. The Company is dependent on the knowledge, skill and expertise of several key scientific employees and consultants, including but not limited to C. Hal Hansen, Dale Lynn Shepherd,
R. Brian Moncur, and Tony R. Martinez, and its executive officers, Messrs. Studdert, Murdock and Dudley. The loss of any of such personnel could materially and adversely affect the Company's future business efforts. Moreover, although the Company has taken reasonable steps to protect its intellectual property rights, if one or more of the Company's key scientific employees or consultants resigns from the Company to join a competitor, the loss of such personnel and the employment of such personnel by a competitor could have a material adverse effect on the Company. In the event of loss of any of the Company's key employees or consultants, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its proprietary technology by such former employees or consultants, although the Company's employees and consultants have entered into confidentiality agreements with the Company. The Company does not presently have any key man life insurance on any of its employees.

  Other Demands on Management. In addition to occupying positions as the Company's Chief Executive Officer, President and Chief Operating Officer, and Executive Vice President, respectively, Messrs. Stephen M. Studdert, Thomas A. Murdock and Roger D. Dudley are executive officers and owners of Studdert Companies Corp. ("SCC"), an international investment, finance and management firm based in Salt Lake City, Utah. SCC engages in a variety of commercial activities unrelated to the Company, including but not limited to its present performance under a management services contract with K.L.S. Enviro Resources, Inc.("KLSE"), a Nevada corporation with a class of securities registered under the Exchange Act. Under that arrangement, SCC provides consulting and management services to KLSE. Under the agreement there is no specific amount of time required of the SCC principals in connection with SCC's services to KLSE. Since SCC executed the management services contract, there has been no material reduction in the amount of time spent by Messrs. Studdert, Murdock and Dudley in the performance of their duties as executive officers of the Company. The Company estimates that, since January 1, 1997, Messrs. Studdert, Murdock and Dudley, on average, have worked more than 40 hours per week in their respective capacities as executive officers of fonix. The Company does not expect there to be in the foreseeable future any material change in the amount of time spent by those persons in their capacities as executive officers of the Company or in the Company's overall operations as a result of the management services contract between SCC and KLSE or as a result of any other activities of SCC. However, there can be no assurance that the outside activities of Messrs. Studdert, Murdock or Dudley, in connection with SCC, KLSE or otherwise, will not materially impede their ability to perform as executive officers of the Company, in which case the Company's operations and financial condition could be adversely affected.

  Assets Consisting Primarily of Intangible Intellectual Property
Rights. The Company's assets consist primarily of intangible assets, principally intellectual rights such as patents, trademarks and trade secrets, the value of which will depend significantly upon the success of the Company's development of the Core Technologies and its ability to enter into licensing and co-development arrangements with third parties. In the event of default on indebtedness or liquidation of the Company, there can be no assurance that the value of these assets will be sufficient to satisfy its obligations.

  Risks Associated With Pending Litigation. The Company has been named as a defendant in a shareholder derivative action brought by a shareholder of the Company against certain directors of the Company and a third party affiliated with certain of the director-defendants. See Part I, Item 3, Legal Proceedings of the Company's Annual Report on Form 10-KSB for the Year Ended December 31, 1996. Although the parties have reached, in principal, a settlement agreement, as is discussed in more detail below, the complaint in that action alleges that certain of the individual employee director defendants wrongfully caused the Company to engage in a series of loan transactions with K.L.S. Enviro Resources, Inc., a Nevada corporation ("KLSE"), and thereafter appropriated to themselves certain corporate opportunities resulting from such loan transactions. The Complaint further alleges that the non-employee director defendants wrongfully acquiesced in or ratified the conduct of the employee-directors, and that all of the individual defendants breached their fiduciary duties to the Company. The Complaint seeks to compel an accounting for any alleged profits earned by the employee director defendants, equitable relief in the form of an order requiring certain of the employee director defendants to forfeit certain securities of KLSE they allegedly acquired in breach of their fiduciary duties to the Company, monetary damages in an unspecified amount, and costs and legal fees. After that action was filed but before process was served, the

Company commenced settlement negotiations with the plaintiff. Although a settlement agreement in principal was reached by the parties, no settlement agreement has been executed and the proposed settlement is subject to the approval of the court. Limited discovery to provide a factual basis for the court's consideration of the proposed settlement has been completed, and the settlement proposal will be submitted to the court. Regardless of the outcome of the discovery relating to the settlement or the commencement of litigation proceedings if the settlement is not consummated, the Company believes that the claims asserted against the Company in this action are entirely without merit, and that the material facts and circumstances surrounding the relationship between the Company and KLSE have been fully disclosed in accordance with applicable laws and regulations. See Part II,
Item 12, "Certain Relationships and Related Party Transactions" of the Company's Annual Report on Form 10-KSB for the Year Ended December 31, 1996. After consideration of the nature of the claims and the facts relating to this action, the Company believes that the resolution of this action will not have a material effect on the Company's business, financial condition and results of operations; however, the results of this action, including any potential settlement, are uncertain and there can be no assurance to that effect. At a minimum this action will result in some diversion of management time and effort from the operations of the business.

  Potential Adverse Effect of Anti-Takeover Provisions The Company is subject to anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person first becomes an "interested shareholder," unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Company's Common Stock. These provisions, and other provisions of the Company's Certificate of Incorporation, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

  Possible Volatility of Stock Price. The Company believes that factors such as announcements of developments related to the Company's business, announcements by competitors, the issuance of patents and financings, and other factors have caused the price of the Company's stock and its trading volume to fluctuate, in some cases substantially, and could continue to do so in the future. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many technology companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. The trading prices of many technology companies' stocks are at or near their historical highs, and reflect price/earnings ratios substantially
above historical norms.   In the Company's case the absence of revenues from
operations indicates that the market price of the Company's Common Stock fluctuates as a result of highly speculative factors. There can be no assurance that the trading price of the Company's Common Stock will remain at or near its current level.

  Absence of Dividends. The Company has never paid dividends and does not intend to pay any dividends for the foreseeable future.

                           THE COMPANY

  The following summary information about the Company should be read in conjunction with the more detailed information contained in Part I, Item 1 of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 and incorporated herein by reference.

  fonix(TM) corporation (the "Company" or "fonix") was incorporated under the laws of the State of Delaware on September 12, 1985. Since June 4, 1994, when Phonic Technologies, Inc., a Utah corporation ("PTI"), merged with and into a wholly-owned subsidiary of the Company, the Company has been engaged in research and development of automatic computer speech recognition technologies ("ASRT") and related technologies such as data compression and neural network design (the ASRT and such related technologies of the Company are referred to in this Prospectus collectively as the "Core Technologies"). The Core Technologies, as developed to date, employ a proprietary phonetic speech modeling engine and a linguistic and contextual process based on a proprietary neural network system (artificial intelligence). Leading speech recognition industry expert, John A, Oberteuffer, Ph.D., recently appointed to the Company's Board of Directors, has projected that the global market for speech recognition technologies will be $3 billion by the year 2001.

Technology Overview

  Presently available traditional voice recognition technologies have been used in a variety of products for industrial, telecommunications, business and personal applications. Speech recognition algorithms in software have been developed and refined over the past ten years. However, the increase in processing speed and memory capacity of personal computers has accounted for much of the improvement in traditional speech recognition systems during that period. This improvement includes vocabulary size, recognition accuracy and continuous speech recognition ability. Currently available speech recognition systems for personal computers include speech command systems for navigating the Windows(R) interface and inexpensive, discrete word dictation systems offered by Dragon Systems, IBM, and Kurzweil. Recently, vocabulary-specific continuous speech dictation systems also have been introduced by Phillips, IBM, and Dragon Systems. In addition, telephony applications with menu choice systems and small vocabulary dialogue systems have been demonstrated by Nuance, Nortel, and others.

  Despite the nominal advances in performance of such presently available systems, there are significant limitations inherent in all of these systems, each of which continue to use traditional approaches generally based on Hidden Markov Models ("HMMs") technology. These traditional approaches have not appreciably advanced since the late 1980's. Applications based on such traditional speech recognition systems for personal computers all require close-talking microphones in relatively low noise environments and a formal, discrete speaking style to achieve acceptable accuracy. In so-called continuous dictation systems, significant adaptation to user speech, speaking style, and content area also are required. These traditional systems are generally restricted to speech recognition for a single individual dictating in a quiet environment; presently available telephony-based systems are even more limited in general functionality.

  The present industry standard methodology, the HMMs, use a general template or pattern matching technique using a statistical modeling approach. Massachusetts Institute of Technology researcher, Dr. Victor Zue, has noted that speech-recognition systems based on such technology

     "utilize little or no specific-speech knowledge, but rely instead primarily on general-purpose pattern-recognition algorithms. While such techniques are adequate for a small class of well-constrained speech recognition problems, their extendibility to multiple speakers, large vocabularies, and/or continuous speech is highly questionable. In fact, even for the applications that these devices are designed to serve, their performance typically falls far short of human performance."

HMMs' widely recognized weaknesses are many: (i) they do not meet the needs for mass market implementation, (ii) they have limited input feature types,
(iii) they account for only limited context, (iv) they have limited ability to generalize acoustic and language structure, (v) they require training data from the end-user for acceptable performance, (vi) models become extremely large and complex as vocabulary grows, and (vii) there is a lack of hardware parallel processing capability.

  In contrast to HMMs, fonix researchers have developed what the Company believes to be a fundamentally new approach to the analysis of human speech sounds and the contextual recognition of speech. The core fonix ASRT attempt to approximate the techniques employed by the human auditory system and language understanding centers in the human brain. The ASRT use information in speech sounds perceptible to humans but not discernible by current automatic speech recognition systems. They also employ neural technologies (artificial intelligence techniques) for identifying speech components and word sequences contextually, similar to the way in which scientists believe information is processed by the human brain. As presently developed, the ASRT are comprised of several components including a phonetic sound representation recognition engine, audio signal processing, a feature extraction process, a phoneme estimation process, and a linguistic process consisting of two components, one of which is expert-or rule-based and one of which is based on proprietary neural technologies (artificial intelligence), that are designed to interpret human speech contextually.

  The Company believes the reliable recognition of natural, spontaneous speech spoken by one or more individuals in a variety of common environments by means of a conveniently placed microphone, all based on its ASRT will significantly improve the performance, utility and convenience of applications currently based on traditional HMMs technology such as computer interface navigation, data input, text generation, telephony transactions, continuous dictation and other applications. Additionally, the Company believes that its ASRT will make possible major new speech recognition applications such as the transcription of business meetings and conversations, real-time speech-to-speech language translation, natural dialogues with computers for information access and consumer electronic devices controlled by natural language.

  Thus, in the near term, the Company believes that its ASRT will initially offer unique speech processing techniques that will be both complementary and significantly enhancing to currently available speech
recognition systems.   The Company anticipates that it will initially
license its ASRT to third-parties and co-develop the ASRT with research and development groups in government, industry, and academia. The Company recently has entered into the Siemens Agreement, under which the Company and Siemens will conduct joint research and development for applications in the telecommunications industry of certain technologies related to the ASRT. The Company anticipates that it will enter into additional strategic alliances and co-development agreements. In the long term, the Company anticipates that automatic speech recognition systems employing the Company's unique new ASRT will dominate the market and set the industry standard for all automatic speech recognition applications because of its anticipated capacities to overcome the weaknesses of HMMs. In addition, the Company expects that certain elements of its Core Technologies will have industry-leading applications in such non-speech recognition industries, market segments and disciplines as artificial intelligence and data compression. Although these plans represent management's belief and expectation based on its current understanding of the market and its experience in the industry, there can be no assurance that actual results will meet these expectations. See "Risk Factors".

                         USE OF PROCEEDS

  All of the Shares, if and when sold, are being offered and sold by the Selling Stockholders or by their pledgees, donees, transferees or other successors in interest, and the Company will not receive any proceeds from the sale of such Shares. The Company will, however, receive the proceeds of the payment of the exercise price upon the exercise of the Warrants.

                       SELLING STOCKHOLDERS

  The Selling Stockholders are three separate investment entities that are not affiliated in any way with the Company or any of its affiliates, and neither the Selling Stockholders nor any of their affiliates have any relationship of any type with the Company and its affiliates other than the presently established investment relationships between the Selling Stockholders, on the one hand, and the Company, on the other hand, which relationships may be summarized as follows:

  Southbrook International Investments, Ltd.

  On June 18, 1997, the Company and one of the Selling Stockholders, Southbrook International Investments, Ltd. ("Southbrook"), entered into that certain Convertible Debenture Purchase Agreement (the "Debenture Purchase Agreement") pursuant to which the Company agreed to sell and issue and Southbrook agreed to acquire, the Company's Series B 5% Convertible Debentures (the "Series B Debentures") having an aggregate principal amount of up to $10,000,000 and a warrant to purchase 250,000 shares of Common
Stock at the per share exercise price of $8.28 (the "Debenture Warrant"). On June 18, 1997, and in connection with the closing of the Debenture Purchase Agreement, Southbrook paid the Company $3,000,000 in return for which the Company issued a corresponding principal amount of Series B Debentures and the Debenture Warrant. Under the Debenture Purchase Agreement, Southbrook was to fund the remainder of the purchase price under the Purchase Agreement in two future installments subject only to the satisfaction of certain conditions not within its control. On July 16, 1997, and pursuant to a Registration Rights Agreement between the Company and Southbrook executed simultaneously with the Debenture Purchase Agreement, the Company filed a registration statement on Form S-3 (File No. 333-31425), which subsequently was amended twice and became effective such that Southbrook could resell shares of Common Stock issued upon conversion of the Series B Debentures or the Debenture

Warrants as of September 29, 1997.   Prior to  September 30, 1997 $850,000
face value of the Series B 5% Convertible Debenture was converted into 145,747 shares of Common Stock, all of which was covered for resale pursuant to the previously filed registration statement..

  Pursuant to a memorandum of understanding between the Company and Southbrook dated as of September 30, 1997 (the "MOU") the parties agreed to modify the Debenture Purchase Agreement to convert all then outstanding Series B Debentures in the aggregate principal amount of $2,150,000 into 107,500 shares of Series B Preferred, convertible into Common Stock on terms essentially identical to the Series B Debentures. Each share of Series B Preferred has a "stated" or principal value of $20, on which amount dividends accrue at the rate of 5% per annum and are payable quarterly in cash or
Common Stock at the option of the Company.   The Series B Preferred is
convertible into Common Stock at anytime after issuance at the holder's option. The Series B Preferred is convertible into that number of shares of Common Stock as is determined by dividing the aggregate stated value of the Series B Preferred to be converted by the lesser of $5.9813 or the average of the five lowest closing bid prices for the 5 trading days preceding the date of any conversion notice multiplied by 90% for any conversion on or prior to the 120th day after the original issue date and 87.5% for any conversion thereafter. Also in connection with this modification, the Company agreed to issue the Series B Warrant. Furthermore, the Company agreed to issue, (x) on April 24, 1998, warrants to purchase 10,000 shares of Common Stock (or a proportionally adjusted portion thereof) for every 50,000 shares of Series B Preferred then owned by Southbrook and for shares of Common Stock underlying the Series B Preferred then owned and having an aggregate market value of at $1,000,000 (the "Six Month Warrants"), and (y) on October 24, 1998, warrants to purchase 30,000 shares of Common Stock (or a proportionally adjusted portion thereof) for every 50,000 shares of Series B Preferred then owned and for shares of Common Stock underlying the Series
B Preferred then owned and having an aggregate market value of at $1,000,000 (the "Twelve Month Warrants") (the "Six Month Warrants and the Twelve Month Warrants are collectively referred to herein as the "1998 Warrants"). Additionally, the Company entered into an amended and restated registration rights agreement with Southbrook under which the Company is obligated to register the Common Stock issuable upon conversion of the Series B
Preferred, payment of stock dividends on the Series B Preferred and exercise of the Series B Warrant to the extent any of such shares of Common Stock are not already covered by an effective registration statement. The Company also covenanted to reserve out of its authorized and unissued shares of Common Stock no less than that number of shares that would be issuable upon the conversion of the Series B Preferred and any dividends then payable in stock on the preferred stock and the exercise of the Series B Warrant.

  Notwithstanding the agreement of the parties under the MOU to exchange shares of Series B Preferred for the Series B Debentures outstanding as of September 30, 1997, prior to the actual issuance of Series B Preferred in furtherance of such exchange, Southbrook converted the balance of $2,150,000 into 431,619 shares of Common Stock, all of which Common Stock was covered by a previously filed, effective registration statement. Subsequent to September 30, 1997, the Company completed the documentation anticipated by the MOU, and received payment from Southbrook in the amount of $2,500,000 in exchange for which the Company issued to Southbrook 125,000 shares of Series
B Preferred.   As of November 19, 1997, 97,500 of these preferred shares, together with dividends accrued thereon have been converted into 355,188 shares of Common Stock, all of which shares of Common Stock are covered by a previously filed, effective registration statement.

  On November 17, 1997, the Company filed the registration statement
(the "Registration Statement") of which this Prospectus is a part. The Registration Statement covers the 175,000 shares of Common Stock issuable to Southbrook upon exercise of the Series B Warrant, 186,441 shares of Common Stock issuable upon conversion of the 27,500 shares of Series B Preferred outstanding as of the date of this Prospectus to the extent such shares are not covered by previously filed and effective registration statements, 15,000 shares of Common Stock issuable upon exercise of the 1998 Warrants, and 18,897 shares of Common Stock issuable as payment in stock of dividends accrued on the Series B Preferred..

  JNC Opportunity Fund Ltd. and Diversified Strategies Fund, L.P.

  The Company entered into a Memorandum of Understanding ("MOU2") dated as of September 30, 1997, with JNC Opportunity Fund, Ltd. ("JNC") and Diversified Strategies Fund, L.P. ("DSF") (JNC and DSF are collectively referred to in this Prospectus as the "Series C Investors"). The Series C Investors each are investment entities that have no prior affiliation or relationship of any kind with the Company or its affiliates prior to the course of financing described in this

Prospectus. Under the MOU2, the Series C Investors agreed to subscribe for the purchase of 187,500 shares of Series C Preferred for a purchase price of $3,750,000. Each share of Series C Preferred has a "stated" or principal value of $20, on which amount dividends accrue at the rate of 5% per annum and are payable quarterly in cash or Common Stock at the option of the
Company.   The Series C Preferred is convertible into Common Stock at anytime after issuance at the holder's option. The Series C Preferred is convertible into that number of shares of Common Stock as is determined by dividing the aggregate stated value of the Series C Preferred to be converted by the lesser of $5.9813 or the average of the five lowest closing bid prices for the 15 trading days preceding the date of any conversion notice multiplied by 91% for any conversion on or prior to the 120th day after the original issue date, 90% for any conversion between 121 and 180 days and 88% for any conversion thereafter. Subsequent to September 30, 1997, the Company and the Series C Investors executed definitive documents in connection with the transactions described in the MOU2, which documents included, among others, a Convertible Preferred Stock Purchase Agreement (the "Series C Agreement") and a Registration Rights Agreement (the "Series C Registration Rights Agreement") . Also in connection with the issuance of the Series C Preferred as described in the MOU2 and the Series C Agreement, the Series C Investors received the Series C Warrants. Under the Series C Registration Rights Agreement, the Company is obligated to register the Common Stock issuable upon conversion of the Series C Preferred, payment of dividends thereon and exercise of the Series C Warrants. The Company has covenanted to reserve out of its authorized and unissued shares of Common Stock no less than that number of shares that would be issuable upon the total conversion of the Series C Preferred, any dividends then payable on the Series C Preferred, and the exercise of the Series C Warrants. Subsequent to September 30, 1997, and in connection with the closing described in the Series C Agreement, the Company received the entire purchase price of the Series C Preferred, $3,750,000. As required by the Series C Registration Rights Agreement, the Registration Statement of which this Prospectus is part covers the shares of Common Stock issuable upon conversion of the Series C Preferred, payment in stock of any dividends accrued thereon, and the exercise of the Series C Warrants.

  To the best of the Company's knowledge, except as stated in this Prospectus, none of the Selling Stockholders have held any office or maintained any material relationship with the Company or any of its predecessors or affiliates over the past three years. The Selling Stockholders reserve the right to reduce the number of shares offered for sale or to otherwise decline to sell any or all of the Shares registered hereunder.

  The following table sets forth information concerning the beneficial ownership of shares of Common Stock by the Selling Stockholders as of the date of this Prospectus and the number of such shares included for sale in this Prospectus.

                                     Number of
                                     Shares of
                                     Common Stock
                                     Beneficially           Number of               Percentage of             Shares of
                                     Owned                  Shares of               of Common Stock           Common
  Name of                            Prior to               Common Stock            Beneficially Owned        Stock Owned
  Selling Stockholders               Offering(1)(2)         Offered Hereby          After Offering            After Offering
--------------------------------   --------------------    -------------------    --------------------      ------------------

Southbrook International                673,075 (1)             395,338                  (2) (3)                   (3)
  Investments, Ltd.

JNC Opportunity Fund, Ltd.              711,744 (4)           1,485,600                  (2) (3)                   (3)

Diversified Strategic Fund, L.P.        177,,936 (5)            371,400                  (2) (3)                   (3)

_________________________


(1) Includes (i) 154,854 shares of Common Stock owned by Southbrook as of November 19, 1997, (ii) 250,000 shares issuable upon exercise of the Debenture Warrant, (iii) 175,000 shares issuable upon exercise of the Series B Warrant, and (iv) approximately 93,221 shares of Common Stock issuable upon a hypothetical conversion of 27,500 shares of Series B Preferred owned by Southbrook as of November 17. The Series B Preferred is convertible into that number of shares of Common Stock as is determined by dividing the aggregate stated value of the Series B Preferred to be converted by the lesser of (A)$5.9813 and (B) the average closing bid price of the Common Stock for the 5 trading days preceding the date of conversion, multiplied by 90% for any conversion on or prior to the 120th day after the issue date and 87.5% for any conversion thereafter. The number of shares of Common Stock issuable upon conversion of the Series B Preferred therefore varies according to the market price at and immediately preceding the conversion date. Solely for purposes of estimating the number of shares of Common Stock beneficially owned by Southbrook as set forth in (iv) above, the Company and Southbrook have assumed a hypothetical conversion of all of the 27,500 shares of presently issued and outstanding Series B Preferred on November 17, 1997, which assumed conversion would yield a per share conversion price of $5.90 per share applying the formula described above. The actual conversion price and the number of Shares issuable upon such conversion could differ substantially.

(2) Pursuant to the terms of the Debenture Purchase Agreement and the documentation executed in connection with the MOU and the MOU2, the conversion and exercise rights of Southbrook and each Series C Investor are limited to the extent such conversion or exercise, as the case may be, by such investor would result in that investor beneficially owning more than 4.999% of the then outstanding shares of Common Stock following such conversion and/or exercise, as the case may be.

(3) There is no assurance that the Selling Stockholders will sell any or all of the Shares offered hereby.

(4) Includes (i)160,000 shares issuable upon exercise of the Series C Warrant owned by JNC, and (ii) approximately 551,744 shares of Common Stock issuable upon a hypothetical conversion of the 150,000 shares of Series C Preferred owned by JNC as of November 17. As described above in this Section, the number of shares of Common Stock issuable upon conversion of the Series C Preferred varies according to the market price at and immediately preceding the conversion date. Solely for purposes of estimating the number of shares of Common Stock beneficially owned by JNC as set forth in (iii) above, the Company and JNC have assumed a hypothetical conversion of all of the 150,000 shares of Series C Preferred issued to JNC as of November 17, 1997, which assumed conversion would yield a per share conversion price of $5.4373 per share applying the formula described above. The actual conversion price and the number of Shares issuable upon such conversion could differ substantially.

(6) Includes (i) 40,000 shares issuable upon exercise of the Series C Warrant owned by DSF, and (ii) approximately 137,936 shares of Common Stock issuable upon a hypothetical conversion of the 37,500 shares of Series C Preferred owned by DSF as of November 17. As described above in this Section, the number of shares of Common Stock issuable upon conversion of the Series C Preferred therefore varies according to the market price at and immediately preceding the conversion date. Solely for purposes of estimating the number of shares of Common Stock beneficially owned by DSF as set forth in (iii) above, the Company and DSF have assumed a hypothetical conversion of all of the 37,500 shares of Series C Preferred issued to DSF as of November 17, 1997, which assumed conversion would yield a per share conversion price of $5.4373 per share applying the formula described above. The actual conversion price and the number of Shares issuable upon such conversion could differ substantially.

                       PLAN OF DISTRIBUTION

  Pursuant to the Amended and Restated Registration Rights Agreement
between the Company and Southbrook dated as of October 24, 1997, and the Registration Rights Agreement between the Company and the Series C Investors dated as of October 24, 1997 (collectively the "Registration Rights Agreement"), the Company agreed to file with the Commission a registration statement covering resales of the Shares by the date hereof, and to use its best efforts to cause such registration statement to be declared effective as promptly as possible after the filing thereof, but in any event prior to
December 23, 1997.   Upon and after the effectiveness of the Registration
Statement, the Selling Stockholders may sell all or a portion of the Shares held by them from time to time while the Registration Statement of which this Prospectus is a part remains effective. The Company has agreed that it will use its best efforts to keep the Registration Statement effective for a period of three years commencing on the effective date of the Registration Statement (or a shorter period if all of the Shares have been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act prior to the expiration of the three-year period). The aggregate proceeds to the Selling Stockholders from the sale of Shares offered by the Selling Stockholders hereby will be the prices at which such securities are sold, less any commissions. There is no assurance that the Selling Stockholders will sell any or all of the Shares offered hereby.

  The Selling Stockholders and their pledgees, donees, transferees and successors-in-interest may from time to time, sell all or a portion of the Shares on the NASDAQ SmallCap Market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Shares may be sold by the Selling Stockholders by one or more of the following methods, without limitation: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (c) exchange distribution in accordance with the rules of such exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (e) privately negotiated transactions, (f) short sales, including short sales against the box, and (g) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholders to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve block transactions and sale to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Shares commissions as described above. The Selling Stockholders may also sell the Shares in accordance with Rule 144 under the Securities Act rather than pursuant to this Prospectus.

  The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

  From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith. If the Selling Stockholders engage in such transactions, the conversion price of the Series B Preferred or the Series C Preferred may be affected. From time to time the Selling Stockholders may pledge their shares pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the Selling Stockholders, the broker may offer and sell the pledged shares of Common Stock from time to time.

  The Company is required to pay all fees and expenses incident to the offering and sale of the Shares, including fees and disbursements of up to $10,000 of counsel to each of the Selling Stockholders in some circumstances. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

  In order to comply with the securities laws of certain states, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of Shares may be subject to the notice filing requirements of certain states.

  The Selling Stockholders are not restricted as to the price or prices at which they may sell the Shares. Sales of such Shares at less than market prices may depress the market price of the Company's Common Stock.
Moreover, the Selling Stockholders are not restricted as to the number of Shares which may be sold at any one time. The Selling Stockholders and their pledgees, donees, transferees and successors in interest are acting independently of the Company in making decisions with respect to the timing, manner and size of each sale.

  The Company has advised the Selling Stockholders that the anti-manipulative rules under the Exchange Act, including Regulation M, may apply to sales in the market of the Shares offered hereby and has furnished the Selling Stockholders with a copy of such rules. The Company has also advised the Selling Stockholders of the requirement for the delivery of this Prospectus in connection with resales of the Shares offered hereby.

                          LEGAL MATTERS

  The validity of the Shares offered hereby will be passed upon for the Company by Durham, Evans, Jones & Pinegar, P.C., 50 South Main Street, Suite 850, Salt Lake City, Utah 84144.

                             EXPERTS

  The financial statements of fonix corporation included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in such annual report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's ability to continue as a going concern because the Company is a development stage enterprise), and have been incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS
                              --------------------
                                                                    PAGE
                                                                 ----------

Available Information................................................3
Incorporation of Certain Documents By Reference......................3
Special Note Regarding Forward-Looking Information...................5
Prospectus Summary...................................................6
Risk Factors.........................................................7
The Company..........................................................12
Use of Proceeds......................................................14
The Selling Stockholders.............................................14
Plan of Distribution.................................................17
Legal Matters........................................................19
Experts..............................................................19

                            ----------------------


                               fonix corporation


                               2,252,338  SHARES

                                  COMMON STOCK

                               ____________________

                                   PROSPECTUS

                               ___________________

                               December 19, 1997